SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 9, 2019

List of materials

Documents attached hereto:

i) Share Buyback Report for the period from March 1, 2019 to March 31, 2019.

[This is a translation of the Share Buyback Report for the period from March 1, 2019 to March 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on April 9, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors

			(as of March 31, 2019)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 8, 2019 (Period of Repurchase: February 12, 2019 to March 22, 2019）		30,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	March 1	692,300	3,689,661,795
(Date of repurchase)	March 4	684,800	3,659,952,222
	March 5	697,500	3,710,803,020
	March 6	689,200	3,677,912,216
	March 7	713,400	3,742,041,821
	March 8	790,100	4,040,419,779
	March 11	856,200	4,291,244,689
	March 12	746,700	3,846,040,383
	March 13	748,300	3,850,981,677
	March 14	734,700	3,793,048,620
	March 15	853,700	4,380,271,270
	March 18	873,400	4,472,825,511
	March 19	854,000	4,383,054,398
Total	―	9,934,300	51,538,257,401
Total number of shares repurchased as of the end of the reporting month		19,309,100	99,999,957,787
Progress of the repurchase (%)		64.36	100.00

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on February 8, 2019 that the method of repurchase is an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury

(as of March 31, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,271,230,341
Number of treasury stock	20,483,474

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